UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

Report on Form 6-K dated June 11, 2007

Commission File Number 1-14838

RHODIA

(Translation registrant’s name into English)

Cœur Défense – Tour A
110, Esplanade Charles de Gaulle

92400 Courbevoie

France

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________

PRESS RELEASE

LAUNCH OF THE REVERSE SHARE SPLIT

Paris, June 11, 2007 ----- Rhodia's reverse share split by attributing one new share for 12 existing shares will be effective tomorrow, Tuesday June 12, 2007, as announced in a press release published on May 25, 2007 as well as in a legal notice in the "Bulletin des Annonces Légales Obligatoires" (BALO).

As of June 12, 2007, Rhodia's registered capital will be of €1,204,231,992, composed of
100,352,666 consolidated shares with a nominal value of €12.

Rhodia's consolidated shares will be traded on Eurolist by Euronext Paris under « RHA », with ISIN code FR0010479956, as of June 12, 2007,

There will also be a reverse split of the American Depository Receipts (ADRs) on June 12, 2007.

Main terms of the reverse share split

Shares forming a multiple of 12 will be automatically exchanged for consolidated shares.

Shareholders who do not possess a number of shares exactly divisible by 12 are responsible for taking the necessary action to purchase or sell the balance of shares. Rhodia will pay transaction costs incurred up to an amount of €7 (taxes included) per file for shareholders holding shares in bearer or registered form until July 27, 2007. Transaction costs incurred by shareholders holding registered shares as at May 25, 2007, will be totally covered.

Unconsolidated Rhodia shares will continue to be traded on Eurolist by Euronext Paris under
« RHANR », with ISIN code FR0000120131 for a period of six months from the start of the reverse stock split or until December 12, 2007.

At the expiry of this period, existing shares forming fractional shares may be traded in private transactions through financial intermediaries holding shareholders' accounts up to and including June 11, 2009.

After the expiry of a two-year period following the start of the reverse share split and the publication of a notice in a financial newspaper, or by June 12, 2009, consolidated shares not reclaimed by their holders will be sold in the market and the net proceeds of the sale will be held on behalf of such holders for 10 years in a blocked bank account at BNP Paribas Securities Services. At the expiry of 10 years, the outstanding sums due to such holders will be transferred to the Caisse des Dépôts et Consignations and will remain at the holders' disposal subject to the thirty year statute of limitations period, after which the sums revert to the Republic of France.

A notice describing the main terms of this transaction has been published on Eurolist by Euronext Paris on June 8, 2007.

Notice of the new share allotment ratio applicable to bonds convertible into new or existing shares (OCEANEs) applicable from July 12, 2007, was published today in the Bulletin d’Annonces Légales (BALO).

Rhodia, a chemist, leader in its businesses, is an international industrial group resolutely committed to sustainable development. The Group aims to improve its customers' performance through the pursuit of operational excellence and its ability to innovate. Structured around seven Enterprises, Rhodia is the partner of major players in the automotive, tire, electronics, perfume, health and beauty and home care markets. Rhodia is listed on Euronext Paris and the New York Stock Exchange. The Group generated sales of €4.8 billion in 2006 and employs around 16,000 people worldwide. Rhodia is listed on the Paris and New York stock exchanges.

Contacts

Press Relations
Rita Hillig	+33 (0)1 53 56 64 04

Investor Relations
James Palmer	+33 (0)1 53 56 64 89
Loic Harrari	+33 (0)1 53 56 64 80

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, Rhodia has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 11, 2007	RHODIA
	By:	/s/ Pascal Bouchiat
	Name:	Pascal Bouchiat
	Title:	Senior Vice President and Chief Financial Officer